UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

March 28, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER STARTS COMMISSIONING OF PLANT AT GUANAJUATO

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has initiated the commissioning of the processing plant at its Guanajuato Silver-Gold Mine in Guanajuato, Mexico. The 1,200 tonne per day plant has been undergoing extensive refurbishing for the past 3 months as Great Panther prepares to place the mine back into production.

The commissioning of the crushing, milling and flotation equipment involves systematic testing of all components of the circuits from both a mechanical and metallurgical standpoint. This process is anticipated to take about 3-4 weeks to complete and will allow the Company to optimize the efficiency of the plant and maximize recoveries of silver and gold in the concentrate.

Metallurgical tests will be conducted on different types of mineralization in order to determine if the flotation system used in the past is really the best recovery process to be used. The Company is examining the possibility of modifying the recovery process such that silver-gold doré could be poured on site.

Under the previous owners, the plant last operated at full capacity in 1991 and the throughput had fallen to about 20% (approximately 250 tonnes per day) by 2005 due to a lack of working capital. As there are three ball mills in the plant, each with a capacity of 400 tonnes per day, the Company plans to bring them on stream one at a time, with a goal of reaching the full capacity of 1,200 tonnes per day by the end of 2006. As a smelter contract for Guanajuato was finalized at the same time as the contract for Great Panther’s Topia Mine, there will be no delay in shipping concentrates once production begins.

In anticipation of the start-up of the plant, resources are being better defined through detailed sampling, and an underground drilling program is scheduled to begin within a few weeks. As this work progresses, the new resource base will be made compliant with NI43-101 (first report anticipated by Q4 2006). Historical mine data is being brought into a digital format and a 3D model is being created to assist in mine planning and target selection.

Historically, the Guanajuato District was the third largest silver producer in Mexico, with past production estimated at 1.2 billion ounces of silver and 4.5 million ounces gold. Great Panther’s Guanajuato Mine Complex encompasses more than 4 kilometres of strike length on the core of this prolific silver-gold camp.

Aspects of the Guanajuato Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exploration for Great Panther and MMR is designated as the Qualified Person for the Guanajuato Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: March 30, 2006

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